SECURIT[IES AND EXCHANGE COM]MISSION

03013400

RECEIVED FEB 2 0 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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SEC FILE NUMBER
8- 50492

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PORT SECURITES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 W. COAST HIGHWAY, #165
(No. and Street)

NEWPORT BEACH, CA. 92663
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD LEMMON JR. (949) 574-9286
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGEVIN, BRUCE EMILE
(Name — if individual, state last, first, middle name)

736 EAST CHAPMAN AVE., ORANGE, CA. 92866
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD LEMMON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORT SECURITIES, INC., as of DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RODINA C. PADRE
Commission # 1264361
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PORT SECURITIES, INC.

CONTENTS

	Page
Accountants' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Schedule	9
Supplemental Auditor's Report on Internal Control - Rule 17a-5	Exhibit A
Computation of Net Capital - Rule 15c3-1	Exhibit B
Computation of Net Capital Requirement	Exhibit B
Computation of Aggregate indebtedness	Exhibit B
Reconciliation with Company's Net Capital - Rule 17a-5(d)(4)	Exhibit C
Reserve Requirement Computation - Rule 15c3-3	Exhibit C

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Board of Directors
Port Securities, Inc.
Newport Beach, California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying Statement of Financial Condition of Port Securities, Inc. as of December 31, 2002 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Port Securities, Inc., at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce E. Bergevin,
Certified Public Accountant

January 29, 2003

PORT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash		13,809
Accounts receivable-trade		1,511
Prepaid expenses		1,557
Total Current Assets		16,877
Furniture and fixtures	6,136	
Less accumulated depreciation	<3,494>	2,642
Other Assets		
Loans to officers	4,000	
Deposits	762	4,762
Total Assets		24,281

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable		263
Payroll taxes payable		2,511
Accrued expenses		187
Total Current Liabilities		2,961
Stockholder's Equity		
Common stock, 1,000 shares authorized, 51 shares issued & outstanding, no par value	1,500	
Additional paid-in capital	27,000	
Retained earnings	<7,180>	21,320
Total Liabilities and Stockholder's Equity		24,281

PORT SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Income		
Commissions		120,414
Total Income		120,414
General and Administrative Expenses (page 9)		132,237
Gross Income <loss>		< 11,823>
Other Income <Expense>		
Sublet rental income	4,950	
Total other income <expenses>		4,950
Profit <Loss> Before Income Taxes		< 6,873>
Provision for Income Taxes		800
Net Profit <Loss>		< 7,673>

PORT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid- in Capital	Accumulated Adjustments Account
Balance, 12-31-2001	1,500	27,000	493
Net profit <Loss>			<7,673>
Balance, 12-31-2002	1,500	27,000	<7,180>

The accompanying auditor's report and footnotes are an integral part of these financial statements.

PORT SECURITIES, INC.
STATEMENT OF CASH FLOWS USING THE INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2002

Net cash flow from operating activities:		
Net Profit <Loss>	< 7,673>	
Adjustments to reconcile net income to net cash from operating activities:		
Amortization	107	
Depreciation	909	
Decrease in receivables	6,236	
Increase in prepaid expenses	< 8>	
Decrease in accounts payable/ accrued expenses	< 4,673>	
Net cash flows from operating activities		< 5,102>
Cash flows from investing activities:		
Purchase of fixed assets	< 970>	
Net cash flows from investing activities		< 970>
Increase <Decrease> in cash and cash equivalents		< 6,072>
Cash and cash equivalents, beginning		19,881
Cash and cash equivalents, ending		13,809

Additional disclosures:

Cash paid during the year for:

Income taxes:	800
Interest:	0

PORT SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. **Significant accounting policies:**

Organization
The Company, a registered broker/dealer in securities, was incorporated under the laws of the State of California on July 9, 1997. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities Investor Protection Corporation.

Accounts receivable
No allowance for doubtful accounts has been made as required by generally accepted accounting principles. Because of the nature of the business, once income has been earned, payment is more than likely to be received. The Company has an excellent experience in collection of receivables.

Furniture and fixtures
Furniture and fixtures are stated at cost. Depreciation is computed using the straight line method. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year is $909. Expenditures for renewals and betterment are capitalized and maintenance and repairs are charged against income. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on sale or retirement is reflected in current earnings.

Organization Expense
The cost of incorporating the Company are being amortized over a sixty month period. Amortization expense for the year is $107.

Income taxes

The books and records are kept on an accrual basis for both accounting and income tax purposes. For tax purposes, securities and investments are valued at market. Gains and losses on securities held for sale are recognized though not realized. Gains and losses on securities held for investments are not recognized until actually sold or disposed of. The unrecognized gain on investments as of December 31, 2002 was $0.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on their respective shares of the Company's taxable income. The Company is a Subchapter S corporation in the State of California. Under those provisions, the Company pays a 1.5% tax on its income. The Shareholders are liable for individual state income taxes on their respective shares of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2 Loans to officers

There is no stated interest rate or payback schedule.

3 **Deferred income taxes**

The company provides for deferred taxes on timing differences between amounts reported for financial and income tax purposes. Such differences relate principally to recognizing profits on the value of investments (mark to market) and depreciation methods. There are currently no material timing differences.

4. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had the specifically defined net capital of $12,359 which was $7,359 in excess of its required net capital of $5000. The company's net capital ratio was .24 to 1.

5. **Commitments and contingencies**

In the normal course of business the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharged the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which is conducts business.

The Company is currently operating under a month to month standard commercial lease for use of it's current office space.

PORT SECURITIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

General and administrative expenses

Officer salary	13,200
Advertising	1,968
Automobile	3,053
Amortization	107
Bank charges	30
Clearing charges	31,433
Commissions	36,942
Dues/subscriptions/fees	515
Depreciation	909
Education	624
Equipment/quotation rental	2,028
Insurance	974
Licenses	302
Office expense	1,730
Postage	497
Professional services	1,618
Regulatory fees	2,450
Rent	13,521
Repairs and Maintenance	60
Sales promotion	11,768
Taxes-personal property	36
Taxes-payroll	1,311
Travel	3,290
Telephone	3,871
	132,237

The accompanying auditor's report and footnotes are an integral part of these financial statements.

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Port Securities, Inc.

I have audited the accompanying financial statements of Port Securities, Inc. as of and for the year ended December 31, 2002, and have issued my report thereon dated January 29, 2003. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In planning and performing my audit of the financial statements of Port Securities, Inc. for the year ended December 31, 2002 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e). I did not study the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; nor complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce E. Bergevin,
Certified Public Accountant

January 29, 2003

PORT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Computation of Net Capital		
Total stockholder's equity		21,320
Deductions and/or charges		
Non-allowable assets:		
Other assets	4,762	
Prepaid expenses/deposits	1,557	
Equipment - net	2,642	
Total non allowable assets		< 8,961>
Net capital before haircuts on securities		12,359
Haircuts on securities		
Other securities		0
Net capital		12,359
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Excess net capital		7,359
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		12,063
Computation of Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued liabilities and expenses		2,961
Total aggregate indebtedness		2,961
Ratio of aggregate indebtedness to net capital		.24 To 1

EXHIBIT B

PORT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
DECEMBER 31, 2002

Reconciliation with Company's Computation of Net Capital
SEC Rule 17a-5(d) (4)

Net capital per December 31, 2002 FOCUS II (unaudited)	12,359
Decrease in company profit	< 580>
Decrease in non allowable assets equipment	580
Net Capital-December 31, 2002 per Audit Report	12,359

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Port Securities, Inc. relies on Section K2B of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of this rule